26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

July 23, 2021

CONFIDENTIAL

Ta Tanisha Meadows

Doug Jones

Charlie Guidry

Jacqueline Kaufman

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jianzhi Education Technology Group Co Ltd

Response to the Staff’s Comments on

Registration Statement on Form F-1

Filed July 13, 2021

CIK No. 0001852440

Dear Ms. Meadows, Mr. Jones, Mr. Morris, Ms. Kaufman:

On behalf of our client, Jianzhi Education Technology Group Co Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 21, 2021 on the Company’s registration statement on Form F-1 publicly filed on July 13, 2021 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its amendment to registration statement on Form F-1 (the “Amendment No. 1 to the Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review in accordance with the procedures of the Commission. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Amendment No. 1 to the Registration Statement, marked to show changes to the Registration Statement, and two courtesy copies of the submitted exhibits.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amendment No. 1 to the Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1 to the Registration Statement.

The Company respectfully advises the Staff that it expects to commence the roadshow for the proposed offering on July 28, 2021, and request acceleration of the effectiveness of the Registration Statement on or about August 2, 2021. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

PARTNERS: Pierre-Luc Arsenault3 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Karen K.Y. Ho | Damian C. Jacobs6 | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Nicholas A. Norris6 | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Tarun R. Warriar6 | Li Chien Wong | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS: Michelle Cheh8 | Daniel Dusek3 | Jennifer Y.Y. Feng6 | James A. Hill6 | David M. Irvine6 | Cori A. Lable2 | Wei Yang Lim6 | Michael D. Rackham6 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | David Zhang3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Singapore; 8 Victoria (Australia); 9 New South Wales (Australia); # non-resident

Beijing    Boston    Chicago    Dallas    Houston    London    Los Angeles    Munich    New York    Palo Alto    Paris    San Francisco    Shanghai    Washington, D.C.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission July 23, 2021 Page 2	Confidential

Registration Statement on Form F-1

Risk Factors

Risks Related to Our Business and Industry

We are subject to a variety of laws and other obligations regarding cybersecurity and dataprotection . . ., page 29

1.	We note your disclosure about the Cyberspace Administration of China’s (CAC) public issuance of the Measures for Cybersecurity Censorship. In light of recent events that indicate greater oversight by the CAC in terms of data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 29, 30 and 31 of the Amendment No.1 to the Registration Statement.

Risks Related to Doing Business in China, page 38

2.	Please add a risk factor that addresses limitations on the ability of U.S. regulators, such as the Department of Justice, the SEC, the PCAOB and other authorities, to conduct investigations and inspections within the PRC and Hong Kong, and the potential impact of The Holding Foreign Companies Accountable Act on your company. Refer to CF Disclosure Guidance: Topic No. 10.

In response to the Staff’s comment, the Company has added the referenced disclosure on pages 42, 43 and 44 of the Amendment No.1 to the Registration Statement.

3.	We note you disclose that one of your key strategies is to “[p]ursue strategic acquisition and investment opportunities” and that you “may consider selective investments or strategic acquisitions to enhance [y]our industry position and business prospects.” Please provide risk factor disclosure regarding the complex procedures for acquisitions of Chinese companies by foreign investors mandated by the PRC’s Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, and how they could make it more difficult for you to pursue growth through acquisitions in China.

In response to the Staff’s comment, the Company has added the referenced disclosure on pages 40 and 41 of the Amendment No.1 to the Registration Statement.

General

4.	We note that in the public filing of the registration statement you removed the names of three of your customers, each of whom are specifically named in the draft registration statements you filed publicly. We also note that you redact these three counterparties in the form contracts you filed as exhibits. The redaction of information you have already made public is not appropriate. Please refile the exhibits with the names of the three counterparties unredacted.

The Company respectfully advises the Staff that it has globally revised the disclosure and named referenced customers. The Company further advises the Staff that it has unredacted the names of three counterparties in the form contracts it filed as exhibits.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David T. Zhang
David Zhang

Enclosure

c.c.	Peixuan Wang, Chairman of the Board

Yong Hu, Director and Chief Executive Officer

Xiaolei Ni, Chief Financial Officer

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Erin Liu, Partner, Friedman LLP

Meng Ding, Esq., Partner, Sidley Austin LLP